[Letterhead of Sutherland Asbill & Brennan LLP]

January 14, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medley Capital Corporation

Registration Statement on Form N-2 Filed on January 14, 2012

Dear Ms. Cole:

On behalf of Medley Capital Corporation (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on January 14, 2013 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2 (File No. 333-179237), initially filed with the Commission on January 27, 2012, and declared effective, as amended, on February 16, 2012, except for the inclusion of the Company’s audited financial statements as of September 30, 2012.

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

Cc:	Steven B. Boehm